January 26, 2021

Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549
Attention: Division of Investment Management

Re:	The Royce Fund (the “Trust”)
File Nos. 002-80348 & 811-03599

Ladies and Gentlemen:

Enclosed herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 144 under the 1933 Act and Amendment No. 146 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act (“Rule 485”) to reflect the addition of newly-created A Class shares of Royce Pennsylvania Mutual Fund, Royce Premier Fund, and Royce Special Equity Fund (each, a “Fund” and collectively, the “Funds”).

The Amendment contains: (i) a statutory prospectus offering A Class shares of the Funds; (ii) a Statement of Additional Information relating to the A Class shares of the Funds; and (iii) various exhibits to the Registration Statement as noted in Part C thereto. The Trust notes that a consent of the Trust’s independent registered public accounting firm will be included as an exhibit to a subsequent post-effective amendment to the Registration Statement to be filed with the Commission. The Trust represents and warrants that such subsequent post-effective amendment will include all required information as of, or for the relevant periods ended, December 31, 2020.

As noted on its facing sheet, the Amendment will become effective automatically on March 29, 2021 in accordance with the provisions of Rule 485(a)(1). Please contact me at (212) 508-4578 if you have any related questions or comments.

Very truly yours,

/s/ John E. Denneen
John E. Denneen
General Counsel